UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION INTO OR IN AUSTRALIA, CANADA, JAPAN, THE REPUBLIC OF SOUTH AFRICA, SWITZERLAND OR ANY OTHER STATE OR JURISDICTION IN WHICH SUCH RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT

14 July 2025

Intention to sell shares in Permanent TSB Group Holdings PLC

NatWest Group plc ("NatWest") today announces its intention to sell its full shareholding, held through the wholly owned subsidiary RBS AA Holdings (UK) Limited (the "Seller"), in Permanent TSB Group Holdings PLC ("PTSB").

The disposal of these shares (the "Placing Shares") will be by way of a placing to institutional investors (the "Placing"). The price at which the Placing Shares are sold (the "Placing Price") will be determined by way of an accelerated book building process. The book will open with immediate effect following this announcement.

The Placing is expected to comprise 63,614,171 of PTSB's ordinary shares, representing approximately 11.7% of the issued ordinary capital of PTSB. Following completion of the Placing, NatWest is expected to exit its interest in PTSB in full.

In accordance with the terms of the Shareholder Co-operation Agreement entered into between PTSB, NatWest and the Minister for Finance of Ireland (the "Minister"), the Minister has undertaken not to sell shares in PTSB for a period of 90 calendar days following the completion of the Placing. For the avoidance of doubt, the Minister will not sell any shares as part of the Placing.

Details of the Placing Price and the exact number of Placing Shares will be announced in due course.

Goldman Sachs International ("Goldman Sachs") and J.P. Morgan Securities plc ("J.P. Morgan"), which conducts its UK investment banking activities as J.P. Morgan Cazenove ("J.P. Morgan Cazenove"), are acting as Joint Bookrunners (the "Joint Bookrunners") in connection with the Placing.

Further information:

NatWest Investor Relations +44 (0) 207 672 1758 Media Relations +44 (0) 131 523 4205	Goldman Sachs +44 (0) 20 7774 1000	J.P. Morgan Cazenove +44 (0) 20 7742 4000

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclaimer

IMPORTANT NOTICE

The distribution of this announcement and the offer and sale of the Placing Shares in certain jurisdictions may be restricted by law. The Placing Shares may not be offered to the public in any jurisdiction in circumstances which would require the preparation or registration of any prospectus or offering document relating to the Placing Shares in such jurisdiction. No action has been taken by NatWest, the Joint Bookrunners or any of their respective affiliates that would permit an offering of the Placing Shares or possession or distribution of this announcement or any other offering or publicity material relating to such securities in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase any security of PTSB in the United States or in any other jurisdiction where such offer or solicitation is unlawful. The securities of PTSB described in this announcement have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or any applicable state or foreign securities laws and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act. There shall be no public offering of securities in the United States.

In member states of the European Economic Area, this announcement and any offer if made subsequently is directed exclusively at persons who are 'qualified investors' within the meaning of Regulation (EU) 2017/1129 (the "Prospectus Regulation") ("Qualified Investors"). In the United Kingdom this announcement is directed exclusively at persons who are 'qualified investors' within the meaning of the Prospectus Regulation (as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) who fall within Article 49(2)(a) to (d) of the Order, or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). This Announcement must not be acted on or relied on by persons who are not Relevant Persons, if in the United Kingdom, or Qualified Investors, if in a member state of the European Economic Area.

No Placing Shares will be available to any investor whose purchase of such Placing Shares, whether on its own account or as a fiduciary or agent for one or more investor accounts, would require regulatory consent in any jurisdiction (including, without limitation, under the UK Financial Services and Markets Act 2000 or the United States Bank Holding Company Act of 1956).

In connection with the Placing Shares, the Joint Bookrunners and any of their affiliates acting as an investor for its own account may take up as a principal position any Placing Shares and in that capacity may retain, purchase or sell for its own account such shares. in addition, the Joint Bookrunners or their affiliates may enter into financing arrangements and swaps with investors in connection with which the Joint Bookrunners (or their affiliates) may from time to time acquire, hold or dispose of shares. the Joint Bookrunners do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

The Joint Bookrunners are acting on behalf of the Seller and no one else in connection with the Placing and will not be responsible to any other person for providing the protections afforded to clients of the Joint Bookrunners or for providing advice in relation to the share sale.

Goldman Sachs International and J.P. Morgan Securities plc are authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.

Forward-looking statements

This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest's beliefs and expectations, are forward-looking statements. Words, such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'target', 'goal', 'objective', 'may', 'outlook', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document may include forward-looking statements relating, but not limited to: the successful completion of the placing, NatWest's outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, CET1 ratio, RWA levels, payment of dividends and participation in directed buybacks), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest's actual results are discussed in NatWest's 2024 Annual Report and Accounts on Form 20-F, NatWest's Interim Management Statement for Q1 2025, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	14 July 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary